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                     INTERNATIONAL BRIQUETTES HOLDING "IBH"

LISTS OF THE CANDIDATES PROPOSED FOR THE ELECTION OF THE INTERNAL COMPTROLLERS:
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LIST FOR THE ELECTION OF THE FIRST PRINCIPAL COMPTROLLER AND ITS ALTERNATE:

Martin Gonzalez         Federal District and Miranda State Economist              2246
Iris Campos                   Public Accountants Bar                              7216
Peggy Medina de Paez          Licensed Administrators Bar                         4740


LIST FOR THE ELECTION OF THE SECOND PRINCIPAL COMPTROLLER AND ITS ALTERNATE

Francisco Amadoz              Public Accountants Bar                               491
Luisa Elena Tovar             Public Accountants Bar                              7214
Maria Carolina Marcano        Public Accountants Bar                             27991